October 31, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Krikorian:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in your letter dated August 17, 2006, with respect to Forms 6-Ks filed on July 27, 2006 and August 10, 2006 of Trend Micro Inc. For your convenience, we have included the text of your comments below and have keyed our responses accordingly.

Forms 6-Ks filed on July 27 and August 10, 2006

1. In your Form 6-K filed on July 27, 2006, we note your statement that you have “changed deferred revenue recognition” for your consumer businesses in the second quarter and have recorded these changes retroactively for fiscal 2006. In your Form 6-K filed on August 10, 2006 we also note your reference to a “revision” of deferred revenues. Tell us about the “changes” and “revisions” to which these statements refer. Clarify the nature of the changes and the circumstances that necessitated the changes, including when the underlying events occurred, and cite the accounting literature that compels the changes. Your response should also quantify the impact of the changes on your results of operations and balance sheet to date.

Trend Micro, Inc. (“We” or the “Company”) recognizes revenue from the sales of its software products in accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (“VSOE”) of fair value exists for those elements. Our end-user customers receive certain elements of our products over a period of time. Such elements include post-contract customer support (“PCS”) services which include virus pattern updates, unspecified product version updates, and telephone and online technical support. We have determined the fair value of the PCS services included in the initial license fee based on our analysis of separate PCS renewal fees to our customers. Based on such fair value analysis, we have generally applied the ratios of License to PCS of 70:30 (“70/30”) for sales in the corporate markets, and of 50:50 (“50/50”) in the consumer market. The fair value of the PCS element included in the initial fee and the entire PCS renewal fee received from the customers are recognized as revenue ratably over the respective service periods.

During the six-month period ended June, 30, 2006, we have made several changes in application of our revenue recognition policy with respect to certain products or elements of products, resulting in an additional deferral of revenue for the period of approximately JPY1 billion (approximately US$8.5 million), which was not considered in our previous earnings forecast, and accordingly we issued a profit warning on July 27, 2006. We do not consider these changes as changes in accounting policy or accounting estimate, but they rather represent corrections of individually immaterial errors in application of our stated revenue recognition policy, and changes in application due to newly developed circumstances and /or products. The nature of and the quantitative effect on current period revenue from each of these matters are summarized as follows:

1.	U.S. Consumer and SMB Markets

1)	Revenue of our U.S. operations had been dominated by the sales for the large corporate market. Since the ratio of License to PCS is 70/30 in the large corporate market, we had applied this rate to all U.S. initial license fees of our products, although we had recognized the necessity of applying the 50/50 ratio to the sales of our products in the consumer market. The sales in the U.S. consumer market, which was immaterial to our U.S. operations, however, have increased in recent years, and we have determined that the proportion of the sales in the U.S. consumer market has grown up to a level that the application of a more accurate ratio of License to PCS is warranted for fair presentation of our U.S. financial position and result of operations. As a result, we have decided to start applying the ratio of 50/50 to the product sales in the U.S. consumer market beginning on January 1, 2006. The effect of applying this new ratio as compared to the revenue that would have been recognized had the previous ratio been applied was JPY255 million (US$2,159 thousand) for the period ended June 30, 2006, which had a negative impact on the current period revenue in comparison to our previous revenue forecast.

2)	Effective on April 1, 2006, we have changed the list prices of certain products for the small-to-medium size business (“SMB”) market in the United States. As a result of this new pricing structure, we started applying a License to PCS ratio of 60:40 to the sales of those products. The effect of this price change on the recorded revenue was JPY146 million (US$1,240 thousand) for the period ended June 30, 2006, which had not been considered in our previous revenue forecast.

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3)	In the U.S. consumer market, we introduced a new product called Trend Micro Anti-Spyware (“TMAS”) in 2005, which is a package product to provide anti-spyware solutions to the customers. The sales of this product have been immaterial to our U.S. operations, however, we have determined that a deferral ratio of 0:100 should be applied to the TMAS products in accordance with the provisions of SOP 98-9. The effect of applying this ratio on the recorded revenue was JPY54 million (US$456 thousand) for the period ended June 30, 2006, which had not been properly incorporated into our previous revenue forecast.

4)	In addition, in the U.S. consumer market, we started shipping our products called “PC-Cillin” by bundling with certain direct sales-PCs beginning in the 4th quarter of 2005. The PC owner has an option to purchase our products as he/she wishes to do so. We recognize revenue from this arrangement when the customer accepts our product, and had applied the 70/30 ratio to the initial license fee received from those customers. A certain commission, however, is payable to the PC manufacturer under this business arrangement as follows:

Initial License Fee
Customer’s payment for PC-Cillin	$79.0

i) Commission payment (POS) *1	$71.0
Our net sales	$8.0

ii) Commission payment (APOS) *2	$39.5
Our net sales	$39.5

(*1)	Commission payment when customer pays US$79 dollars directly to the PC manufacturer
(*2)	Commission payment when customer buys the product on our website

In both of these commission arrangements, our net revenue from the initial license fee of PC-Cillin is equal to or less than the historical VSOE of fair value of its PCS component. As such, we started deferring the entire initial fee (i.e., a 00:100 ratio) under this business arrangement beginning on January 1, 2006, to comply with the provisions of SOP 98-9. The sales of PC-Cillin in the 4th quarter of 2005 were immaterial to our U.S. operations. The effect of applying this new ratio as compared to the revenue that would have been recognized had the previous ratio been applied was JPY23 million (US$191 thousand) for the period ended June 30, 2006, which had a negative impact on the current period revenue, in comparison to our previous revenue forecast.

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2. Japanese Consumer Market

In the Japanese consumer market, we customarily send a notification of PCS renewal to our customers three months prior to a date current PCS service term expires, which often results in certain number of customers’ making payment for PCS renewal one to two months earlier than the expiration date of current service period. Until 2005, the Company had started the amortization of PCS renewal fee into revenue upon customer payment due to an operational limitation of tracking individual customer contract terms. In recent years, our revenue from the Japanese consumer market has grown to a level that a short period of one to two months difference in start of amortization would make a more than negligible effect on our Japan operations. In addition, in recent years, the operational improvement enabled us to track individual customer contract terms. As a result, beginning with the PCS renewal fee received on January 1, 2006, we started the recognition of PCS renewal revenue as a new PCS service period commences. The effect of applying this proper contract term as compared to the revenue that would have been recorded had the previous method been applied was JPY503 million (US$4,260 thousand) for the period ended June 30, 2006, which had a negative impact on the current period revenue, in comparison to our previous revenue forecast.

The above mentioned changes in applying our revenue recognition policy to certain sales transactions including corrections of accounting errors beginning in 2006 resulted in a total of approximately JPY1 billion (approximately US$8.5 million) increase in deferred revenue and a decrease in net sales of the same amount as of and for the six-month period ended June 30, 2006. Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” requires that an error in recognition, measurement, presentation, or disclosure in the financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared be corrected as a prior-period adjustment by restating the prior-period financial statements. However we do not believe that these error corrections have a material effect, both quantitatively and qualitatively, on our overall financial position or results of operations. Our analysis of materiality was based on the criteria under SEC Staff Accounting Bulletin No. 99, “Materiality,” and we considered all relevant circumstances surrounding these errors, individually and in the aggregate, including their quantitative and qualitative aspects, especially their effects on the trend of our key performance indicators (“KPI’s”). Based on such analysis, we have concluded that the effect is not material to warrant a restatement of our prior-period financial statements. As such, we have chosen to apply the proper accounting method to the errors prospectively beginning in 2006.

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The following table summarizes the quantitative effects of the above misstatements, in the aggregate, on our reported KPI’s as of December 31, 2005 and June 30, 2006 and for the year/period then ended, assuming we had corrected the misapplication of our revenue recognition policy in all previous years:

Millions of yen	At 12/31/2005 and for the year then ended		At 6/30/2006 and for the 6-month period then ended
As reported:		% of sales		% of sales
Total assets	132,935		145,657
Total current liabilities	46,221		52,904
Net assets	81,863		86,465
Net sales	73,030	100.0%	40,673	100.0%
Operating income	27,572	37.8%	13,717	33.7%
Income before income taxes	29,108	39.9%	14,229	35.0%
Net income	18,670	25.6%	7,997	19.7%

Millions of yen	At 12/31/2005 and for the year then ended		At 6/30/2006 and for the 6-month period then ended
Effect of correcting misstatements- debit (credit):		% of item		% of item
Total assets	406.3%		211.1%
Total current liabilities	(996)	2.2%	(517)	1.0%
Net assets	590.7%		306.4%
Net sales	427.6%		(479)	1.2%
Operating income	427	1.5%	(479)	3.5%
Income before income taxes	427	1.5%	(479)	3.4%
Net income	254	1.4%	(284)	3.6%

Millions of yen	At 12/31/2005 and for the year then ended		At 6/30/2006 and for the 6-month period then ended
Amounts under assumed correction of errors:		% of sales		% of sales
Total assets	133,341		145,868
Total current liabilities	47,217		53,421
Net assets	81,273		86,159
Net sales	72,603	100.0%	41,152	100.0%
Operating income	27,145	37.4%	14,196	34.5%
Income before income taxes	28,681	39.5%	14,708	35.7%
Net income	18,416	25.4%	8,281	20.1%

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please feel free to contact me.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Chief Financial Officer

cc:	Jason Niethamer

Tammy Tangen

(Division of Corporation Finance

Securities and Exchange Commission)

(The Company)

Izumi Akai

Yoichiro Taniguchi

Joung W. Hwang

(Sullivan & Cromwell LLP)

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